Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164 [redacted]

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

7 May 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

5/12

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

5 May 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 2 May 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.018%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 2 May 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

6 May 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 March 2008, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

Thus, as at 30 April 2008 the number of issued fully paid ordinary $1.00 shares was 274,570,840.

During the period 1 April to 30 April 2008 (inclusive), the following new options have been issued:

- 174,000 options exercisable at $56.79 each and expiring 8 April 2013 (MQG0398); and
- 63,000 options exercisable at $59.16 each and expiring 22 April 2013 (MQG0399).

During the period 1 April 2008 to 30 April 2008 (inclusive), the following options have lapsed unexercised:

- 380 options exercisable at $34.66 each and expiring on 10 May 2009 (MQG0262);
- 4,270 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 6,824 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 2,668 options exercisable at $70.60 each and expiring on 22 November 2010 (MQG0320);
- 186 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);

- 13,690 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 11,000 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 20,500 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 11,000 options exercisable at $86.34 each and expiring on 8 October 2012 (MQG0387);
- 4,000 options exercisable at $77.55 each and expiring on 22 November 2012 (MQG0389) and
- 3,000 options exercisable at $51.34 each and expiring on 25 March 2013 (MQG0397).

The number of options on issue at 30 April 2008 was 39,174,272 all exercisable into one share per option.

Following annual promotion and compensation reviews, the Remuneration Committee has approved the issue of invitations for approximately 9 million employee options on a similar basis as previous years. These options are expected to be granted in August 2008.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 30 April 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0187	3,334	$24.98	14/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,262,556	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	159,211	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	2,670	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0252	1,668	$33.45	09/02/2009
MQG0253	3,334	$33.45	09/02/2009
MQG0254	5,502	$33.45	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	20,004	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,320	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	702,245	$33.11	22/07/2009
MQG0268	1,482,604	$32.75	09/08/2009
MQG0269	1,309,745	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	436,255	$34.60	08/09/2009
MQG0272	76,778	$35.28	22/09/2009
MQG0273	109,114	$36.99	08/10/2009

Listing of Macquarie Group Limited Options

As at 30 April 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0274	34,935	$39.64	22/10/2009
MQG0275	52,723	$40.81	08/11/2009
MQG0276	65,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,420	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	60,890	$60.41	08/07/2010
MQG0304	18,524	$63.42	22/07/2010
MQG0305	7,416,841	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	69,534	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	2,360	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010

Listing of Macquarie Group Limited Options

As at 30 April 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0320	54,832	$70.60	22/11/2010
MQG0321	67,834	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,833	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	86,814	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,568,887	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	179,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	65,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012

Listing of Macquarie Group Limited Options

As at 30 April 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	65,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	08/08/2012
MQG0379	10,235,069	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,990	$71.41	10/09/2012
MQG0383	148,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	385,400	$79.38	10/12/2012
MQG0391	85,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	08/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	75,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	08/04/2013
MQG0399	63,000	$59.16	22/04/2013
	39,174,272		

END